SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

James River Group Holdings, Ltd.

(Name of Issuer)

Common Shares, par value $0.0002 per share

(Title of Class of Securities)

G5005R107

(CUSIP Number)

Kathleen Servidea

Gallatin Point Capital LLC

660 Steamboat Road

Greenwich, CT 06830

(203) 742-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: GPC Partners Investments (Thames) LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,381,009 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 19,381,009 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,381,009 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 32.8% (2)(3)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Represents (i) 5,859,375 Common Shares, par value $0.0002 per share (the “Common Shares”) and (ii) 13,521,634 Common Shares issuable upon conversion of Series A Perpetual Cumulative Convertible Preferred Shares, par value $0.00125 per share (the “Series A Preferred Shares”), held directly by GPC Partners Investments (Thames) LP.

(2)

The percent of class was calculated based on (i) an aggregate of 45,641,975 Common Shares outstanding, consisting of (a) 37,829,475 Common Shares outstanding as of September 30, 2024, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2024, (b) 5,859,375 Common Shares issued upon exchange of Series A Preferred Shares held by the Reporting Person on November 11, 2024 and (c) 1,953,125 Common Shares issued on the same date pursuant to a private placement by the Issuer, plus (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

(1)	Name of Reporting Persons: GPC Partners II GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,381,009 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 19,381,009 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,381,009 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 32.8% (2)(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Represents (i) 5,859,375 Common Shares and (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) an aggregate of 45,641,975 Common Shares outstanding, consisting of (a) 37,829,475 Common Shares outstanding as of September 30, 2024, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2024, (b) 5,859,375 Common Shares issued upon exchange of Series A Preferred Shares held by the Reporting Person on November 11, 2024 and (c) 1,953,125 Common Shares issued on the same date pursuant to a private placement by the Issuer, plus (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

(1)	Name of Reporting Persons: Gallatin Point Capital LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,381,009 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 19,381,009 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,381,009 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 32.8% (2)(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Represents (i) 5,859,375 Common Shares and (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) an aggregate of 45,641,975 Common Shares outstanding, consisting of (a) 37,829,475 Common Shares outstanding as of September 30, 2024, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2024, (b) 5,859,375 Common Shares issued upon exchange of Series A Preferred Shares held by the Reporting Person on November 11, 2024 and (c) 1,953,125 Common Shares issued on the same date pursuant to a private placement by the Issuer, plus (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

(1)	Name of Reporting Persons: Matthew B. Botein
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,381,009 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 19,381,009 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,381,009 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 32.8% (2)(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Represents (i) 5,859,375 Common Shares and (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) an aggregate of 45,641,975 Common Shares outstanding, consisting of (a) 37,829,475 Common Shares outstanding as of September 30, 2024, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2024, (b) 5,859,375 Common Shares issued upon exchange of Series A Preferred Shares held by the Reporting Person on November 11, 2024 and (c) 1,953,125 Common Shares issued on the same date pursuant to a private placement by the Issuer, plus (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

(1)	Name of Reporting Persons: Lewis A. (Lee) Sachs
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,381,009 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 19,381,009 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,381,009 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 32.8% (2)(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Represents (i) 5,859,375 Common Shares and (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) an aggregate of 45,641,975 Common Shares outstanding, consisting of (a) 37,829,475 Common Shares outstanding as of September 30, 2024, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2024, (b) 5,859,375 Common Shares issued upon exchange of Series A Preferred Shares held by the Reporting Person on November 11, 2024 and (c) 1,953,125 Common Shares issued on the same date pursuant to a private placement by the Issuer, plus (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

EXPLANATORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Reporting Persons on January 13, 2023 (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D..

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Common Shares, par value $0.0002 per share (the “Common Shares”), of James River Group Holdings, Ltd. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is Clarendon House, 2 Church Street, Hamilton, Pembroke HM11, Bermuda.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to include the following:

Investment Agreement Amendment

As previously disclosed, on February 24, 2022, the Company entered into an investment agreement (the “Investment Agreement”) with GPC Thames providing for the issuance and sale of 150,000 of the Company’s Series A Preferred Shares, for an aggregate purchase price of $150,000,000 (the “Preferred Issuance”). The Company completed the Preferred Issuance on March 1, 2022. On November 11, 2024, the Company entered into the First Amendment to the Investment Agreement (the “Investment Agreement Amendment”) in connection with entry into the A&R Certificate of Designations (as defined below). The Investment Agreement Amendment documents the terms of the Exchange (as defined below) and modifies the restrictions on GPC Thames’ ability to transfer Series A Preferred Shares, and Common Shares of the Company issued upon conversion of the Series A Preferred Shares, to third parties. As a result of the amendment, GPC Thames will be prohibited from transferring such shares if, after the transfer, the transferee would hold 9.9% or more of the voting equity of the Company or, in the event of an AM Best ratings downgrade of James River Insurance Company, 19.9% of the voting equity of the Company.

The foregoing description of the Investment Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement Amendment, a copy of which is attached hereto as exhibit 99.3 and incorporated herein by reference.

Registration Rights Agreement

On November 11, 2024, the Company entered into the First Amendment to the Registration Rights Agreement with GPC Thames, which amends the Registration Rights Agreement, dated March 1, 2022, by and between the Company and the Preferred Investor to clarify that the definition of Registrable Securities includes the Common Shares issued in the Exchange (the “Registration Rights Agreement Amendment”).

The foregoing description of the Registration Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement Amendment, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Amended and Restated Certificate of Designations

On November 11, 2024, the Company entered into the Amended and Restated Certificate of Designations of the 7% Series A Perpetual Cumulative Convertible Preferred Shares (the “A&R Certificate of Designations”) in order to amend and restate the rights of holders of the Series A Preferred Shares, as more particularly set forth below:

Initial Conversion

In connection with the execution of the A&R Certificate of Designations, the Preferred Investor exchanged 37,500 Series A Preferred Shares for 5,859,375 Common Shares (the “Exchange”) at a price per share of $6.40 (the “Minimum Price”).

Optional Conversion

The Series A Preferred Shares are convertible at the option of the holders thereof at any time into the Common Shares, at a conversion price (the “Conversion Price”) of 130.0% of the Minimum Price. Pursuant to this formula, the Conversion Price is $8.32 per share, making the Series A Preferred Shares held by GPC Thames initially convertible into approximately 13,521,634 Common Shares.

Mandatory Conversion

At any time after the public announcement of the A&R Certificate of Designations, if the volume weighted average price per Common Share is greater than 200% of the Conversion Price for twenty (20) consecutive trading days, the Company may elect to convert all of the outstanding Series A Preferred Shares into Common Shares.

Dividends

Until September 30, 2029, holders of the Series A Preferred Shares will be entitled to a dividend (the “Dividend”) at a rate of 7.0% per annum of the Liquidation Preference (as defined in the A&R Certificate of Designations), payable in cash, in-kind in common shares or in Series A Preferred Shares, at the Company’s election. On October 1, 2029, and each five-year anniversary thereafter, the Dividend rate will reset to a rate equal to the five-year U.S. treasury rate plus 5.2%, up to a maximum Dividend rate of 8.0%. Dividends accrue quarterly and are payable on March 31, June 30, September 30 and December 31 of each year.

The foregoing description of the A&R Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Certificate of Designations, a copy of which is attached hereto as exhibit 99.5 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) GPC Thames is the direct holder of (i) 5,859,375 Common Shares and (ii) 112,500 Series A Preferred Shares, which are currently convertible into 13,521,634 Common Shares, representing approximately 32.8% of the outstanding Common Shares in the aggregate as calculated pursuant to Rule 13d-3 of the Exchange Act.

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

GPC II GP, as the general partner of GPC Thames, and Gallatin Point, as the managing member of GPC II GP, may each be deemed to have sole voting and dispositive power with respect to the securities held directly by GPC Thames. Mr. Botein and Mr. Sachs are the Co-Founders and Managing Partners of the ultimate parent of Gallatin Point and collectively make voting and investment decisions on behalf of GPC Thames.

The percent of class was calculated based on (i) an aggregate of 45,641,975 Common Shares outstanding, consisting of (a) 37,829,475 Common Shares outstanding as of September 30, 2024, as disclosed in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2024, (b) 5,859,375 Common Shares issued upon exchange of Series A Preferred Shares held by the Reporting Person on November 11, 2024 and (c) 1,953,125 Common Shares issued on the same date pursuant to a private placement by the Issuer, plus (ii) 13,521,634 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

(c) Except in connection with the Exchange described in Item 4 herein, none of the Reporting Persons has effected any transaction of the Issuer’s Common Shares in the last 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.3	Investment Agreement Amendment, dated November 11, 2024, by and between the Company and GPC Thames (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2024).

Exhibit 99.4	Registration Rights Agreement Amendment, dated November 11, 2024, by and between the Company and GPC Thames (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2024).

Exhibit 99.5	A&R Certificate of Designations, dated November 11, 2024 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2024).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2024

GPC PARTNERS INVESTMENTS (THAMES) LP

By: GPC Partners II GP LLC
By: Gallatin Point Capital LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

GPC PARTNERS II GP LLC

By: Gallatin Point Capital LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

GALLATIN POINT CAPITAL LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

/s/ Matthew B. Botein
MATTHEW B. BOTEIN

/s/ Lewis A. (Lee) Sachs
LEWIS A. (LEE) SACHS